Exhibit 99

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13G. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of June 26, 2026.

Khosla Ventures VII, LP
By: Khosla Ventures Opportunity Associates VII, LLC, General Partner

By: /s/ John Demeter
Name: John Demeter
Title: Attorney-in-Fact for Vinod Khosla, Managing Member

Khosla Ventures Opportunity I, LP
By: Khosla Ventures Opportunity Associates I, LLC, General Partner

By: /s/ John Demeter
Name: John Demeter
Title: Attorney-in-Fact for Vinod Khosla, Managing Member

Khosla Ventures Associates VII, LLC

By: /s/ John Demeter
Name: John Demeter
Title: Attorney-in-Fact for Vinod Khosla, Managing Member

Khosla Ventures Opportunity Associates I, LLC

By: /s/ John Demeter

Name: John Demeter
Title: Attorney-in-Fact for Vinod
Khosla, Managing Member

VK Services, LLC

By: <u>/s/ John Demeter</u>
Name: John Demeter
Title: Attorney-in-Fact for Vinod
Khosla, Manager

Vinod Khosla

By: <u>/s/ John Demeter</u>
Name: John Demeter
Title: Attorney-in-Fact for Vinod
Khosla